January 26, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of Beneficial Interest, $0.001 par value per share of Neuberger Berman Option Strategy ETF a series of Neuberger Berman ETF Trust, under the Exchange Act of 1934.

Sincerely,

